Filed by Cohen Circle Acquisition Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.

Commission File No.: 001-42369

Date: August 8, 2025

ws strong growtn momentum In the anona quarter of pO25. we deTi@mg aol d maul fa that xfl ect botn d ac pl ned execution ad atra#gjc clarify. R nuea roae by 6.9s YoY n sported currency and 11.2% in loca I current. On a I Le - for• like baa a. our growth raw waa 6.66 YoY I n eported current ad 11.W i n local currency. Direct nue s from digital aevcea grew by 56.6s You now accounting for 1b. 5% of Group rennuea. @ M cont nue to expand our digital aarviooa footprint. unlocking Ww growth opportunit \ ea and axpaA Ing into a new vertical throu@ strategic acgu ia \ fiona aucfi aa uklur: . I n Int of or continued ope ra tional momenWm ana atrong performance acroaa Ley mar6ta. we are reviving our outlaok for 20p6. expecting local current - y even ue growth of bin wan 1Z& ad ¥6X YoY. and Ioc - aT current EBITDA growth of between 14% and 16% YoY. Capex nbnnaity +a expec#d O emain within the 17% to 1s rang. $'/EON tl

VEON @ @VEONGroup ' Uh . note . - we've had a fantastic firat half of tAe year financially. operationally and in b0rms of tha programs wa nama mada on mJy stratagiC objectives" in zQ2s we contlnuea to daTlver growth. programs againar our strategic pnoriues and anhanca long - arm shareholder vaTua creatlon. Hear from Group CEO fi"Kaar. Terzioglu aa he ahara s VEON6 2Ozs hlgh lights and the driver a of our succeaa ? Read our full zQ25 aarninga ralaaaa hara: vent.uorn/ne'usroorn/press... $VEON